UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-26743

Cenveo 401(k) Savings and Retirement Plan for Union Employees

(Exact name of registrant as specified in its charter)

One Canterbury Green, 201 Broad Street, Stamford, CT 06901, (203) 595-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Cenveo 401(k) Savings and Retirement Plan for Union Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                                    0*

*Effective June 13, 2008, the Cenveo 401(k) Savings and Retirement Plan for Union Employees (the “Plan”) was merged with and into the Cenveo 401(k) Savings and Retirement Plan, another defined contribution plan sponsored by Cenveo, Inc., and ceased to exist as a separate plan. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934 Cenveo 401(k) Savings and Retirement Plan, successor by merger to the Cenveo 401(k) Savings and Retirement Plan for Union Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cenveo 401(k) Savings and Retirement Plan
Successor by Merger to the Cenveo 401(k) Savings and
Retirement Plan for Union Employees

Date:	June 24, 2009	By:	/s/ Timothy S. Davis
Timothy S. Davis, Secretary